

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 30, 2008

Mr. Yuval Yanai
Chief Financial Officer
Given Imaging Ltd.
Hermon Building, New Industrial Park
Yoqneam 20692, Israel

      RE: **Given Imaging Ltd.**
               Form 20-F for the fiscal year ended December 31, 2007
               Filed March 31, 2008
               File No. 0-33133

Dear Mr. Yanai:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-9

Note 1. Organization and Summary of Significant Accounting Policies, page F-9

R. Allowance for Product Warranty, page F-16

1.   In future filings please revise to provide the disclosure requirements of paragraph 14 of FASB Interpretation No. 45, as it relates to your product warranties.

Note 8. Commitments and Contingencies, page F-21

A. Office of the Chief Scientist Grants, page F-21

2.   We note in December 2007 that you made a $4.8 million early repayment of your outstanding royalty obligations and accrued interest to OCS. Please tell what period these royalty obligations and accrued interests were for and why the $4.8 million early repayment expense in the fourth quarter 2007 was appropriate.

Note 12. Revenues, page F-32

3.   We note that the "Given system" consists of three components; the disposable capsules, the workstation and the data recorder. To assist us in understanding your revenue recognition for the sale of these systems, please address the following:

- Clarify whether you defer revenue until all of the components are delivered for your capital equipment component.

- Explain if either the equipment or the disposable product can be purchased by the customer from other vendors or if they have to be purchased from you or your distributors.

- Explain the purchase and pricing options available to your customers. For example explain if contracts set forth fixed prices for purchases of disposable products and if the equipment is ever sold or loaned in connection with a contract that requires minimum purchases of disposable products by the customer. Consider SAB 104 when drafting your response as applicable.

- We note on page 35, that you replace older equipment with newer versions at a "reduced price or a no charge." Please describe the material terms of these promotional activities and support that your accounting is in accordance with U.S GAAP. Refer to EITF 01-09 in your response.

- Describe the primary terms of your arrangements with distributors, including payment, price protection, return, exchange, and other significant terms.

4.   If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) SFAS 131.

Certifications

5.   We note you indicate that you designed the internal control over financial reporting "…to provide reasonable <u>assistance</u> regarding the reliability of financial reporting …" in paragraph 4.b of the certification required by Exchange Act Rule 13a-14(a). The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations. In future filings, please revise this paragraph to read "…to provide reasonable <u>assurance</u> regarding the reliability of financial reporting …" Refer to the General Instructions to Form 20-F.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief